Reuters Management Changes

No: 01/01

London – Reuters, the global information, news and technology group, announced today some interim management changes prior to the appointment of Tom Glocer as Group Chief Executive in July 2001.

With immediate effect, Tom will relinquish day-to-day management of the Americas and Reuters Information, the Group’s largest operating unit, to concentrate on the Group’s strategy and business transformation project. The Chief Technology Officer will now report to him and The Editor-in-Chief will continue to report to him.

Philip Green, currently Chief Executive of Reuters Trading Solutions, will now also take on the management of Reuters Information, so becoming responsible for the whole of Reuters Financial.

End

Contact:

Geoff Wicks Director, Corporate Relations geoff.wicks@reuters.com	Tel: +44 (0) 20 7542 8666

Adrian Duffield Manager, Group Corporate Relations adrian.duffield@reuters.com	Tel: +44 (0) 20 7542 4728

Reuters

Reuters (about.reuters.com), the global information, news and technology group, plays a significant role in the functioning of the financial and media markets. Reuters strategy is to make the financial markets work on the Internet. Reuters is the world’s largest international news and television agency with 1,957 journalists, photographers and camera operators in 185 bureaux serving 153 countries, gathering and editing news in 24 languages. Reuters premier position is based on a reputation for speed, accuracy and impartiality as well as for continuous technological innovation. Reuters supplies news and information to over 900 internet websites. Instinet, an independently managed subsidiary of Reuters, is the world’s largest electronic agency brokerage firm. It covers the equities and fixed income markets. On 30 June 2000, the Group employed 17,067 staff in 215 cities in 98 countries.

Reuters and the sphere logo are the trademarks of the Reuters group of companies.

This news release may be deemed to include forward-looking statements relating to Reuters within the meaning of Section 27A of the US Securities Act of 1933 and Section 21E of the US Securities Act of 1934. Certain important factors that could cause actual results to differ materially from those disclosed in such forward-looking statements are described in Reuters Interim Statement for the six months ended 30 June 2000 under the heading “Cautionary Statements”. Copies of the Interim Statement are available on request from Reuters Group PLC, 85 Fleet Street, London EC4P 4AJ.